INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

CN | 2023 – Fourth Quarter 13

CONSOLIDATED STATEMENTS OF INCOME – UNAUDITED

	Three months ended December 31		Year ended December 31
In millions, except per share data	2023	2022	2023	2022
Revenues	$4,471	$4,542	$16,828	$17,107
Operating expenses
Labor and fringe benefits	818	731	3,150	2,935
Purchased services and material	556	576	2,254	2,191
Fuel	569	672	2,097	2,518
Depreciation and amortization	463	451	1,817	1,729
Equipment rents	97	84	359	338
Other	150	116	554	556
Total operating expenses	2,653	2,630	10,231	10,267
Operating income	1,818	1,912	6,597	6,840
Interest expense	(199)	(153)	(722)	(548)
Other components of net periodic benefit income	119	124	479	498
Other income (loss) (Note 4)	134	(2)	134	(27)
Income before income taxes	1,872	1,881	6,488	6,763
Income tax recovery (expense) (Note 5)	258	(461)	(863)	(1,645)
Net income	$2,130	$1,420	$5,625	$5,118
Earnings per share
Basic	$3.30	$2.10	$8.55	$7.46
Diluted	$3.29	$2.10	$8.53	$7.44
Weighted-average number of shares
Basic	646.4	674.9	657.7	686.4
Diluted	647.6	676.9	659.1	688.3
Dividends declared per share	$0.7900	$0.7325	$3.1600	$2.9300
See accompanying Notes to Interim Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME – UNAUDITED

	Three months ended December 31		Year ended December 31
In millions	2023	2022	2023	2022
Net income	$2,130	$1,420	$5,625	$5,118
Other comprehensive income (loss)
Net gain (loss) on foreign currency translation	(103)	(101)	(101)	366
Net change in pension and other postretirement benefit plans	(332)	(399)	(334)	(250)
Derivative instruments	19	—	96	(2)
Other comprehensive income (loss) before income taxes	(416)	(500)	(339)	114
Income tax recovery	47	77	29	158
Other comprehensive income (loss)	(369)	(423)	(310)	272
Comprehensive income	$1,761	$997	$5,315	$5,390
See accompanying Notes to Interim Consolidated Financial Statements.

14 CN | 2023 – Fourth Quarter

CONSOLIDATED BALANCE SHEETS – UNAUDITED

		December 31	December 31
In millions	As at	2023	2022
Assets
Current assets
Cash and cash equivalents		$475	$328
Restricted cash and cash equivalents		449	506
Accounts receivable		1,300	1,371
Material and supplies		699	692
Other current assets		166	320
Total current assets		3,089	3,217
Properties		44,617	43,537
Operating lease right-of-use assets		424	470
Pension asset		3,140	3,033
Deferred income tax assets (Note 5)		682	—
Intangible assets, goodwill and other		714	405
Total assets		$52,666	$50,662

Liabilities and shareholders' equity
Current liabilities
Accounts payable and other		$2,695	$2,785
Current portion of long-term debt		2,340	1,057
Total current liabilities		5,035	3,842
Deferred income tax liabilities		10,066	9,796
Other liabilities and deferred credits		522	441
Pension and other postretirement benefits		495	486
Long-term debt		16,133	14,372
Operating lease liabilities		298	341
Total liabilities		32,549	29,278
Shareholders' equity
Common shares		3,512	3,613
Common shares in Share Trusts		(144)	(170)
Additional paid-in capital		373	381
Accumulated other comprehensive loss		(2,279)	(1,969)
Retained earnings		18,655	19,529
Total shareholders' equity		20,117	21,384
Total liabilities and shareholders' equity		$52,666	$50,662
See accompanying Notes to Interim Consolidated Financial Statements.

CN | 2023 – Fourth Quarter 15

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY – UNAUDITED

	Number of common shares		Common Shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at September 30, 2023	649.8	1.1	$3,533	$(143)	$375	$(1,910)	$18,116	$19,971
Net income							2,130	2,130
Stock options exercised	0.2		18		(2)			16
Settlement of equity settled awards	0.1	(0.1)		6	(12)		(7)	(13)
Stock-based compensation and other					12		(1)	11
Repurchase of common shares	(7.3)		(39)				(1,074)	(1,113)
Share purchases by Share Trusts	(0.1)	0.1		(7)				(7)
Other comprehensive loss						(369)		(369)
Dividends							(509)	(509)
Balance at December 31, 2023	642.7	1.1	$3,512	$(144)	$373	$(2,279)	$18,655	$20,117

	Number of common shares		Common Shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2022	671.0	1.4	$3,613	$(170)	$381	$(1,969)	$19,529	$21,384
Net income							5,625	5,625
Stock options exercised	0.5		56		(7)			49
Settlement of equity settled awards	0.5	(0.5)		54	(77)		(32)	(55)
Stock-based compensation and other					76		(2)	74
Repurchase of common shares	(29.1)		(157)				(4,394)	(4,551)
Share purchases by Share Trusts	(0.2)	0.2		(28)				(28)
Other comprehensive loss						(310)		(310)
Dividends							(2,071)	(2,071)
Balance at December 31, 2023	642.7	1.1	$3,512	$(144)	$373	$(2,279)	$18,655	$20,117
See accompanying Notes to Interim Consolidated Financial Statements.
16 CN | 2023 – Fourth Quarter

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY – UNAUDITED

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Totals shareholders' equity
In millions	Outstanding	Share Trusts
Balance at September 30, 2022	677.9	0.9	$3,625	$(88)	$378	$(1,546)	$19,631	$22,000
Net income							1,420	1,420
Stock options exercised	0.2		23		(2)			21
Settlement of equity settled awards	0.1	(0.1)		5	(7)		1	(1)
Stock-based compensation and other					12		—	12
Repurchase of common shares	(6.6)		(35)				(1,030)	(1,065)
Share purchases by Share Trusts	(0.6)	0.6		(87)				(87)
Other comprehensive loss						(423)		(423)
Dividends							(493)	(493)
Balance at December 31, 2022	671.0	1.4	$3,613	$(170)	$381	$(1,969)	$19,529	$21,384

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Totals shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2021	700.9	1.1	$3,704	$(103)	$397	$(2,241)	$20,987	$22,744
Net income							5,118	5,118
Stock options exercised	0.6		70		(9)			61
Settlement of equity settled awards	0.4	(0.4)		38	(84)		(22)	(68)
Stock-based compensation and other					77		(2)	75
Repurchase of common shares	(30.2)		(161)				(4,548)	(4,709)
Share purchases by Share Trusts	(0.7)	0.7		(105)				(105)
Other comprehensive income						272		272
Dividends							(2,004)	(2,004)
Balance at December 31, 2022	671.0	1.4	$3,613	$(170)	$381	$(1,969)	$19,529	$21,384
See accompanying Notes to Interim Consolidated Financial Statements.

CN | 2023 – Fourth Quarter 17

CONSOLIDATED STATEMENTS OF CASH FLOWS – UNAUDITED

	Three months ended December 31		Year ended December 31
In millions	2023	2022	2023	2022
Operating activities
Net income	$2,130	$1,420	$5,625	$5,118
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	463	451	1,817	1,729
Pension income and funding	(104)	(92)	(418)	(387)
Gain on disposal of property (Note 4)	(129)	—	(129)	—
Deferred income taxes (Note 5)	(591)	188	(288)	404
Changes in operating assets and liabilities:
Accounts receivable	(18)	126	71	(290)
Material and supplies	44	11	(18)	(82)
Accounts payable and other	342	272	(191)	(9)
Other current assets	70	(70)	85	(30)
Other operating activities, net	206	(34)	411	214
Net cash provided by operating activities	2,413	2,272	6,965	6,667
Investing activities
Property additions	(934)	(920)	(3,187)	(2,750)
Business acquisitions and combinations (Note 3)	(390)	—	(390)	—
Proceeds from assets held for sale	—	—	—	273
Proceeds from disposal of property (Note 4)	129	—	129	—
Other investing activities, net	5	(17)	(20)	(33)
Net cash used in investing activities	(1,190)	(937)	(3,468)	(2,510)
Financing activities
Issuance of debt	824	—	2,554	1,899
Repayment of debt	(12)	(344)	(250)	(383)
Change in commercial paper, net	(404)	602	908	563
Settlement of foreign exchange forward contracts on debt	17	18	38	79
Issuance of common shares for stock options exercised	16	21	49	61
Withholding taxes remitted on the net settlement of equity settled awards	(13)	—	(51)	(44)
Repurchase of common shares	(1,152)	(1,122)	(4,551)	(4,709)
Purchase of common shares for settlement of equity settled awards	—	(1)	(4)	(24)
Purchase of common shares by Share Trusts	(7)	(87)	(28)	(105)
Dividends paid	(509)	(493)	(2,071)	(2,004)
Net cash used in financing activities	(1,240)	(1,406)	(3,406)	(4,667)
Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash and restricted cash equivalents	(1)	(1)	(1)	3
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(18)	(72)	90	(507)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	942	906	834	1,341
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$924	$834	$924	$834
Cash and cash equivalents, end of period	$475	$328	$475	$328
Restricted cash and cash equivalents, end of period	449	506	449	506
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$924	$834	$924	$834
Supplemental cash flow information
Interest paid	$(154)	$(103)	$(776)	$(542)
Income taxes paid	$(210)	$(334)	$(1,197)	$(1,288)
See accompanying Notes to Interim Consolidated Financial Statements.
18 CN | 2023 – Fourth Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

1 – Basis of presentation

In these notes, the "Company" or "CN" refers to, Canadian National Railway Company, together with its wholly-owned subsidiaries. The accompanying unaudited Interim Consolidated Financial Statements ("Interim Consolidated Financial Statements"), expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the results that may be expected for the full year.

These Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2022 Annual Consolidated Financial Statements and should be read in conjunction with such statements and Notes thereto.

2 – Recent accounting pronouncements

The following recent Accounting Standards Updates (ASU) issued by the Financial Accounting Standards Board (FASB) has an effective date after December 31, 2023 and has not been adopted by the Company:

ASU 2023-07 Segment reporting (Topic 280): Improvements to reportable segment disclosures
The ASU will improve financial disclosures about a public entity's reportable segments and address requests from investors for additional and more detailed information regarding reportable segment expenses. The main amendments in the ASU require public entities, including those that have a single reportable segment, to disclose on an annual and interim basis the significant segment expenses provided to the chief operating decision maker (CODM), disclose the title/position of the CODM and how the segment expenses information is used in the decision making process.

The ASU is effective for annual periods beginning after December 15, 2023. Early adoption is permitted.

The adoption of the ASU will have an impact on the Company’s Consolidated Financial Statements disclosures. The Company will include the relevant disclosure within the 2024 Annual Consolidated Financial Statements and 2025 Interim Financial Statements.

ASU 2023-09 – Income Taxes (Topic 740): Improvements to income tax disclosures
The ASU amends the rules on income tax disclosures by modifying or eliminating certain existing income tax disclosure requirements in addition to establishing new requirements. The amendments address investor requests for more transparency about income taxes, including jurisdictional information, by requiring consistent categories and greater disaggregation of information. The ASU’s two primary amendments relate to the rate reconciliation and income taxes paid annual disclosures.

Reconciling items presented in the rate reconciliation will be in dollar amounts and percentages, and will be disaggregated into specified categories with certain reconciling items further broken out by nature and/or jurisdiction using a 5% threshold of domestic federal taxes. Income taxes paid will be disaggregated between federal, provincial/territorial, and foreign taxing jurisdictions using a 5% threshold of total income taxes paid net of refunds received.

The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The ASU should be applied prospectively. Retrospective application is permitted.

The adoption of the ASU will have an impact on the Company’s Consolidated Financial Statements disclosures. The required disclosure changes will be reflected in the Company’s Consolidated Financial Statements when the ASU is adopted.

CN | 2023 – Fourth Quarter 19

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

The following Accounting Standards Updates (ASU) issued by the Financial Accounting Standards Board (FASB) have been adopted by the Company:

ASU 2020-04 and ASU 2022-06 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments
On March 31, 2023, the Company amended the non-revolving credit facility to transition to Secured Overnight Financing Rates (SOFR) succeeding London Interbank Offered Rates (LIBOR). The Company was eligible and has elected to use the optional expedient provided by the ASU which allowed the amendment to be accounted for as a non substantial modification of an existing debt. As a result, the amendment did not have a significant impact to the Company's Interim Consolidated Financial Statements and related disclosures.

Additional information relating to the facilitation of the effects of reference rate reform on financial reporting and related amendments is provided in Note 3 – Recent accounting pronouncements to the Company's 2022 Annual Consolidated Financial Statements and the section entitled Recent accounting pronouncements of the Company's 2022 Annual MD&A.

Other recently issued ASUs required to be applied on or after December 31, 2023 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

3 – Business acquisitions and combinations

Iowa Northern Railway Company
On December 6, 2023, the Company acquired the shares of the Iowa Northern Railway Company (IANR), a Class III short-line railroad that owns and leases approximately 175 route miles in northeast Iowa that are connected to CN’s U.S. rail network. CN paid US$230 million ($312 million), including transaction costs to date. IANR serves upper Midwest agricultural and industrial markets covering many goods, including biofuels and grain. This transaction represents a meaningful opportunity to support the growth of local business by creating single-line service to North American destinations, while preserving access to existing carrier options.

The shares of IANR were deposited into an independent voting trust while the U.S Surface Transportation Board (STB) considers the Company's application to acquire control of IANR. During the trust period, IANR will continue to be operated under its current management and the Company cannot exercise day-to-day control. As a result, the Company recorded its investment in IANR at its acquisition cost under the equity method of accounting. Subject to final approval by the STB, the Company would obtain control of IANR and would account for the acquisition as a business combination under the acquisition method of accounting.

On the acquisition date of December 6, 2023, immediately prior to the acquisition, there was a basis difference of $236 million between the consideration paid to acquire IANR and the underlying carrying value of the net assets of IANR. The basis difference related to depreciable properties and if any, intangible assets with definite lives will be amortized over the related assets' remaining useful lives. The remainder of the basis difference, relating to land, intangible assets with indefinite lives if any, and equity method goodwill, would not be amortized and would be carried at cost subject to an assessment for impairment. The estimated fair value of IANR’s underlying net assets is preliminary based on information available to the Company to date and subject to change over the measurement period, which may be up to twelve months from the acquisition date.

The Company has not provided summarized financial information for IANR, on its historical cost basis, for the period December 6 to December 31, 2023, and as at December 31, 2023 as it was not material.

20 CN | 2023 – Fourth Quarter

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
Cape Breton & Central Nova Scotia Railway
On November 1, 2023, the Company acquired from Genesee & Wyoming Inc, a stake in the Cape Breton & Central Nova Scotia Railway (CBNS), a Class III short-line railroad that owns approximately 150 route miles. CN paid $78 million in cash, net of cash acquired and including working capital adjustments. The acquisition was accounted for as a business combination. As a result, the Company’s Consolidated Balance Sheet includes the net assets of CBNS as of November 1, 2023, which were comprised of $101 million in fair value of properties mostly track and roadway assets, partly offset by $18 million in deferred tax liabilities. The remaining net assets were comprised of current assets and liabilities which were individually insignificant and there were no identifiable intangible assets. No goodwill was recognized. The fair value of CBNS's underlying net assets has been estimated on a preliminary basis and may be subject to change as additional information becomes available over the next twelve months. The Company has not provided pro forma information related to prior periods as it was not material.

4 – Other income

2023
Disposal of property
On December 13, 2023, the Company completed the sale of a portion of land within the Bala Subdivision located in Markham and Richmond Hill, Ontario, Canada for cash proceeds of $129 million which resulted in a gain of $129 million ($112 million after tax) as the carrying amount of the land was nominal.

5 – Income taxes

In the fourth quarter of 2023, the Company received a ruling from taxation authorities in a non-U.S. foreign jurisdiction in connection with prior taxation years. Consistent with the ruling, and effective as of January 1, 2021, the Company has foregone favorable tax deductions of a permanent nature on certain income generated from intercompany arrangements. This resulted in the Company generating tax-deductible goodwill approximating the value of the foregone tax deductions, which is available to be amortized over a period of up to ten years.

As a result, the Company recorded a net deferred income tax recovery of $682 million, comprised of a $767 million deferred income tax recovery related to the tax-deductible goodwill initially generated as of January 1, 2021, partly offset by a $85 million income tax expense related to the foregone tax deduction ($31 million for 2023 and $54 million for prior years) which was initially recorded in current taxes and was then reclassified to deferred taxes following the amortization of the tax-deductible goodwill for those years. As a result, the remaining deferred income tax asset as at December 31, 2023 was $682 million, representing the tax impact of unamortized tax-deductible goodwill of $5.8 billion.

6 – Subsequent event

Normal course issuer bid (NCIB)
On January 23, 2024, the Board of Directors of the Company approved a new NCIB, which allows for the repurchase of up to 32.0 million common shares between February 1, 2024 and January 31, 2025.

CN | 2023 – Fourth Quarter 21